UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2019

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Enclosed herewith a Press Release titled “Further Clarification in relation to the transaction with Volcan.”

Request you to kindly take the above on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2019

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer

Further Clarification in relation to the transaction with Volcan

Volcan Investments Limited (Volcan) and Vedanta Resources Limited, the parent companies of Vedanta Limited, holding more than 50%, have played a significant role in shaping and building Vedanta Limited businesses in a visionary and entrepreneurial manner.

Volcan owns a 21% stake (voting interest) in Anglo American Plc (AA Plc). AA Plc is a globally diversified mining business that comprises of De Beers (largest diamond producer), copper, platinum and other precious metals, iron ore, coal and nickel.

Cairn India Holdings Limited (CIHL), an overseas subsidiary of the Company, was offered the opportunity by Volcan to invest some of its surplus cash resources in a structured investment representing the economic interest in upside potential of ~24.71 million shares (~1.8% of outstanding shares) of AA Plc. The structure provides significantly higher returns compared to other overseas cash management investments that would typically return around 2%. After careful consideration of the risk adjusted returns of this opportunity relative to other available investments, it elected to invest a portion (which is less than 5% of Group’s cash and cash equivalent of around US$5.0bn) of its available cash resources, as part of its cash management activity. The ownership of the underlying shares, and the associated voting interest, remains with Volcan.

The investment now has full capital and downside protection to ensure that the interests of Vedanta Limited shareholders’ are protected.

The investment was made on an arm’s length basis in December 2018, after meeting all governance requirements. The economic interest was valued by an independent valuer and approved by the boards of CIHL and Vedanta Ltd. This was voluntarily and transparently disclosed in the December quarter results.

We remain committed at all times to act in the interest of all shareholders and look forward to continued engagement with them.